Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES RECORD THIRD

QUARTER REVENUES AND 48% INCREASE IN ADJUSTED EARNINGS

FOR IMMEDIATE RELEASE: October 30, 2012

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the nine months ended September 30, 2012 of $57.4 million, or $0.54 per diluted share, and adjusted net earnings of $60.2 million, or $0.56 per diluted share. This compares to net earnings of $49.9 million, or $0.47 per diluted share, and adjusted net earnings of $46.9 million, or $0.44 per diluted share, for the nine months ended September 30, 2011, representing a 28% increase in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the first nine months of 2012 grew 13% to $320.8 million compared to $282.7 million for the same period in 2011. All dollar amounts in this release are presented in U.S. dollars.

For the quarter ended September 30, 2012 net earnings were $8.2 million or $0.08 per diluted share and adjusted net earnings were $9.7 million or $0.09 per diluted share compared to net earnings and adjusted net earnings of $6.5 million or $0.06 per diluted share for the same period in 2011, representing a 25% increase in net earnings and 48% increase in adjusted net earnings. The Company’s auction revenues for the third quarter of 2012 grew 16% to a record $92.3 million compared to $79.7 million for the same period in 2011, the largest third quarter in Company history.

Quarterly dividend

The Company also announces the declaration of a quarterly cash dividend of $0.1225 per common share payable on December 7, 2012 to shareholders of record as of November 16, 2012.

Gross auction proceeds and auction revenues

For the nine months ended September 30, 2012, gross auction proceeds were $2.9 billion, 9% higher than in the first nine months of 2011. Gross auction proceeds is a non-GAAP financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 11.03% during the first nine months of 2012 compared to 10.57% in the same period in 2011. The Company’s at risk business, which is comprised of guarantee and purchase contracts, represented 33% of gross auction proceeds in the first nine months of 2012 (2011: 35%).

For the three months ended September 30, 2012, gross auction proceeds were $848.5 million, 26% higher than in the same period in 2011. The Company’s auction revenue rate was 10.88% during the three months ended September 30, 2012 compared to 11.84% in the same period in 2011.

Summary comments

“During the quarter we continued to see new equipment supply and demand becoming more balanced, contributing to rising new and used equipment inventory levels and a more predictable flow of used equipment to our auctions,” said Peter Blake, Ritchie Bros. CEO. “We are confident about our growth prospects for the remainder of 2012 and into 2013 as we believe the evolving market conditions are very favourable for our business.”

Mr. Blake continued: “Our at risk business volume remained above historic levels during the third quarter, though we are starting to see a more predictable competitive environment and we expect that it will trend down. The performance of our at risk business did not improve in the third quarter compared to the second, mainly because of the variability and downward trend in used equipment values in September that kept the rate below our historic range. In particular, a number of deals that were signed in Q2 and sold in Q3 eroded our Q3 performance, primarily in Australia where market conditions changed quickly. With increased availability of used equipment and improved competitive dynamics, we are looking forward to a strong finish to the year.”

Online bidding statistics

Ritchie Bros. sold over $952 million of equipment, trucks and other assets to online buyers during the first nine months of 2012, representing a 24% increase compared to the same period in 2011 (first nine months of 2011: approximately $770 million) and more than any other company in the world. Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions during the first nine months of 2012. On October 22, 2012, the Company surpassed $1 billion in gross auction proceeds to online buyers during 2012.

Website statistics

The Ritchie Bros. website (www.rbauction.com) attracted roughly 4.1 million unique visitors in the first nine months of 2012, a 37% increase compared to the same period in 2011.

Definitions of non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 44 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the nine months ended September 30, 2012 at 8:00am Pacific Time (11:00am Eastern Time) on October 30, 2012. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Us’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; anticipated equipment pricing and competitive environments; the impact of equipment levels; competition in the used equipment market; the predictability of used equipment flows to the Company’s auctions; and the performance of the Company’s at risk business. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; economic and other conditions in local, regional and global markets and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011 and for the three and nine month periods ended September 30, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Nine months ended September 30, 2012 (unaudited)	Nine months ended September 30, 2011 (unaudited)
Gross auction proceeds	$2,907,578	$2,674,491

Auction revenues	$320,815	$282,696
Direct expenses	36,916	34,513

	283,899	248,183

Selling, general and administrative expenses:
Depreciation and amortization	30,500	32,054
Other selling, general and administrative expenses	166,491	151,205

	196,991	183,259

Earnings from operations	86,908	64,924

Other income (expense):
Foreign exchange gain (loss)	(691)	706
Gain (loss) on disposition of property, plant and equipment	(1,721)	3,762
Other income	(407)	2,722

	(2,819)	7,190

Finance income (costs):
Finance income	1,698	1,757
Finance costs	(5,082)	(4,301)

	(3,384)	(2,544)

Earnings before income taxes	80,705	69,570

Income taxes	23,262	19,704

Net earnings	$57,443	$49,866

Net earnings per share	$0.54	$0.47
Net earnings per share—diluted	$0.54	$0.47

Weighted average shares outstanding	106,442,819	106,103,116
Diluted weighted average shares outstanding	106,906,797	106,998,500

Net earnings	$57,443	$49,866
After-tax loss (gain) on excess property (1, 2, 3)	2,708	(2,995)

Adjusted net earnings	$60,151	$46,871

Adjusted net earnings per share	$0.57	$0.44
Adjusted net earnings per share—diluted	$0.56	$0.44

(1)	Net earnings for the nine months ended September 30, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the nine months ended September 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.
(3)	Net earnings for the nine months ended September 30, 2012 included an impairment loss of $2,457 ($1,511 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in North Carolina.

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Three months ended	Three months ended
	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Gross auction proceeds	$848,536	$673,362

Auction revenues	$92,326	$79,709
Direct expenses	11,292	10,299

	81,034	69,410

Selling, general and administrative expenses:
Depreciation and amortization	10,762	10,949
Other selling, general and administrative expenses	55,354	49,642

	66,116	60,591

Earnings from operations	14,918	8,819

Other income (expense):
Foreign exchange gain (loss)	(517)	1,280
Gain (loss) on disposition of property, plant and equipment	4	119
Other income	(1,653)	703

	(2,166)	2,102

Finance income (costs):
Finance income	455	471
Finance costs	(1,984)	(1,389)

	(1,529)	(918)

Earnings before income taxes	11,223	10,003

Income taxes	3,052	3,470

Net earnings	$8,171	$6,533

Net earnings per share	$0.08	$0.06
Net earnings per share—diluted	$0.08	$0.06

Weighted average shares outstanding	106,454,695	106,325,701
Diluted weighted average shares outstanding	106,831,366	106,899,423

Net earnings	$8,171	$6,533
After-tax loss (gain) on excess property (1)	1,511	—

Adjusted net earnings	$9,682	$6,533

Adjusted net earnings per share	$0.09	$0.06
Adjusted net earnings per share—diluted	$0.09	$0.06

(1)	Net earnings for the three months ended September 30, 2012 included an impairment loss of $2,457 ($1,511 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in North Carolina.

Selected Balance Sheet Data (USD thousands)	September 30, 2012	December 31, 2011
	(unaudited)
Current assets	$506,382	$253,840
Current liabilities	422,548	190,544

Working capital	$83,834	$63,296

Total assets	$1,296,094	$967,241
Non-current borrowings	$201,898	$133,881
Total shareholders’ equity	$646,188	$617,906

	Nine months ended	Nine months ended
Selected Operating Data (unaudited)	September 30, 2012	September 30, 2011
Auction revenues as percentage of gross auction proceeds	11.03%	10.57%
Number of consignments at industrial auctions	31,350	29,850
Number of bidder registrations at industrial auctions	283,500	268,500
Number of buyers at industrial auctions	73,000	68,900
Number of lots at industrial auctions	214,000	194,500
Number of permanent auction sites(1)	39	39
Number of regional auction sites(1)	5	4
Total auction sites	44	43
Number of industrial auctions	160	157

	Twelve months ended	Twelve months ended
Average Industrial Auction Data (unaudited)	September 30, 2012	September 30, 2011
Gross auction proceeds	$16.1 million	$14.5 million
Bidder registrations	1,732	1,515
Consignors	185	167
Lots	1,247	1,087

(1)	Effective February 2012, the Company changed its definition of permanent auction sites and regional auction sites (formerly known as regional auction units) to better reflect recent investments, which resulted in the reclassification of four sites; refer to the Company’s Annual Information Form for the year ended December 31, 2011 (filed on the SEDAR website at www.sedar.com) for further discussion.

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com